Exhibit 99.2

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	Notes	2010	2009	2010	2009
Revenues		3,256	3,216	9,612	9,640
Operating expenses	5	(2,533)	(2,444)	(7,322)	(7,263)
Depreciation		(104)	(128)	(347)	(370)
Amortization of computer software		(143)	(135)	(417)	(404)
Amortization of other intangible assets		(138)	(124)	(399)	(367)
Other operating gains (losses), net	6	18	(7)	(15)	(7)
Operating profit		356	378	1,112	1,229
Finance costs, net:
Net interest expense	7	(99)	(122)	(287)	(322)
Other finance income (costs)	7	44	(7)	20	(64)
Other non-operating charge	8	-	(326)	-	(326)
Income (loss) before tax and equity method investees		301	(77)	845	517
Share of post tax earnings in equity method investees		3	1	6	2
Tax (expense) benefit	9	(33)	232	(143)	149
Earnings from continuing operations		271	156	708	668
Earnings from discontinued operations, net of tax		6	11	-	17
Net earnings		277	167	708	685
Earnings attributable to:
Common shareholders		268	162	685	667
Non-controlling interests		9	5	23	18

Earnings per share:	10
Basic and diluted earnings per share:
From continuing operations		$0.31	$0.18	$0.82	$0.78
From discontinued operations		0.01	0.01	-	0.02
Basic and diluted earnings per share		$0.32	$0.19	$0.82	$0.80

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2010	2009	2010	2009
Net earnings		277	167	708	685
Other comprehensive income (loss):
Net gain (loss) on cash flow hedges		64	153	(8)	226
Net (gain) on cash flow hedges transferred to earnings	7	(66)	(177)	(42)	(287)
Foreign currency translation adjustments to equity		578	174	(44)	765
Foreign currency translation adjustments to earnings		-	(5)	(8)	(19)
Actuarial gains (losses) on defined benefit pension plans, net of tax(1)	14	156	(50)	(117)	(64)
Other comprehensive income (loss)		732	95	(219)	621
Total comprehensive income		1,009	262	489	1,306

Comprehensive income for the period attributable to:
Common shareholders		1,000	257	466	1,288
Non-controlling interests		9	5	23	18

(1)
The related tax (expense) benefit was ($70) million and $27 million for the three months ended September 30, 2010 and 2009, respectively, and $67 million and $32 million for the nine months ended September 30, 2010 and 2009, respectively.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(unaudited)

(millions of U.S. dollars)	Notes	September 30, 2010	December 31, 2009
ASSETS
Cash and cash equivalents		1,158	1,111
Trade and other receivables		1,685	1,742
Other financial assets	11	61	76
Prepaid expenses and other current assets		835	734
Current assets		3,739	3,663
Computer hardware and other property, net		1,485	1,546
Computer software, net		1,552	1,495
Other identifiable intangible assets, net		8,493	8,694
Goodwill		18,515	18,130
Other financial assets	11	374	383
Other non-current assets	12	671	649
Deferred tax		14	13
Total assets		34,843	34,573

LIABILITIES AND EQUITY
Liabilities
Current indebtedness	11	1,308	782
Payables, accruals and provisions	13	2,384	2,651
Deferred revenue		1,103	1,187
Other financial liabilities	11	165	92
Current liabilities		4,960	4,712
Long-term indebtedness	11	6,792	6,821
Provisions and other non-current liabilities	14	2,151	1,878
Other financial liabilities	11	54	42
Deferred tax		1,672	1,785
Total liabilities		15,629	15,238
Equity
Capital	15	10,317	10,177
Retained earnings		10,403	10,561
Accumulated other comprehensive loss		(1,573)	(1,471)
Total shareholders’ equity		19,147	19,267
Non-controlling interests		67	68
Total equity		19,214	19,335
Total liabilities and equity		34,843	34,573

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
(unaudited)

		Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	Notes	2010	2009	2010	2009
Cash provided by (used in):
OPERATING ACTIVITIES
Net earnings		277	167	708	685
Adjustments for:
Depreciation		104	128	347	370
Amortization of computer software		143	135	417	404
Amortization of other intangible assets		138	124	399	367
Deferred tax		(2)	(380)	(68)	(446)
Embedded derivatives fair value adjustments		77	47	50	118
Other non-operating charge	8	-	326	-	326
Other	16	4	82	255	270
Changes in working capital and other items	16	(266)	(123)	(530)	(331)
Operating cash flows from continuing operations		475	506	1,578	1,763
Operating cash flows from discontinued operations		-	7	(6)	7
Net cash provided by operating activities		475	513	1,572	1,770
INVESTING ACTIVITIES
Acquisitions, less cash acquired	17	(100)	(53)	(578)	(98)
Proceeds from other disposals, net of taxes paid		12	12	30	15
Capital expenditures, less proceeds from disposals		(258)	(254)	(720)	(720)
Other investing activities		(1)	2	2	1
Investing cash flows from continuing operations		(347)	(293)	(1,266)	(802)
Investing cash flows from discontinued operations		-	-	-	22
Net cash used in investing activities		(347)	(293)	(1,266)	(780)
FINANCING ACTIVITIES
Proceeds from debt	11	729	498	1,367	1,107
Repayments of debt	11	(5)	(206)	(918)	(398)
Net borrowings (repayments) under short-term loan facilities		13	1	(1)	(7)
Dividends paid on preference shares		(1)	(1)	(2)	(2)
Dividends paid on common shares	15	(232)	(228)	(695)	(682)
Other financing activities		1	(1)	(5)	(6)
Net cash provided by (used in) financing activities		505	63	(254)	12
Translation adjustments on cash and cash equivalents		17	5	(5)	17
Increase in cash and cash equivalents		650	288	47	1,019
Cash and cash equivalents at beginning of period		508	1,572	1,111	841
Cash and cash equivalents at end of period		1,158	1,860	1,158	1,860

Supplemental cash flow information is provided in note 16

Interest paid		(134)	(134)	(338)	(364)
Interest received		12	10	16	17
Income taxes paid		(53)	(42)	(151)	(61)

Amounts paid and received for interest are reflected as operating cash flows in the consolidated statement of cash flow. Interest paid is net of debt related hedges.

Amounts paid for income taxes are reflected as either operating cash flows or investing cash flows in the consolidated statement of cash flow depending upon the nature of the underlying transaction.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)
(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	Total accumulated other comprehensive (loss) income (“AOCI”)	Non-controlling interests	Total
Balance, December 31, 2009	9,957	220	10,177	10,561	(33)	(1,438)	(1,471)	68	19,335
Comprehensive income (loss) (1)	-	-	-	568	(50)	(52)	(102)	23	489
Distributions to non-controlling interest	-	-	-	-	-	-	-	(24)	(24)
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(724)	-	-	-	-	(724)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	29	-	29	-	-	-	-	-	29
Effect of stock compensation plans	60	51	111	-	-	-	-	-	111
Balance, September 30, 2010	10,046	271	10,317	10,403	(83)	(1,490)	(1,573)	67	19,214

(millions of U.S. dollars)	Stated share capital(3)	Contributed surplus	Total capital	Retained earnings	Unrecognized gain (loss) on cash flow hedges	Foreign currency translation adjustments	AOCI	Non-controlling interests	Total
Balance, December 31, 2008	3,050	6,984	10,034	10,650	21	(2,289)	(2,268)	72	18,488
Comprehensive income (loss) (2)	-	-	-	603	(61)	746	685	18	1,306
Distributions to non-controlling interest	-	-	-	-	-	-	-	(21)	(21)
DLC unification (3)	6,828	(6,828)	-	-	-	-	-	-	-
Dividends declared on preference shares	-	-	-	(2)	-	-	-	-	(2)
Dividends declared on common shares	-	-	-	(694)	-	-	-	-	(694)
Shares issued under DRIP	12	-	12	-	-	-	-	-	12
Effect of stock compensation plans	52	42	94	-	-	-	-	-	94
Balance, September 30, 2009	9,942	198	10,140	10,557	(40)	(1,543)	(1,583)	69	19,183

(1)	Retained earnings for the nine months ended September 30, 2010 includes actuarial losses of $117 million, net of tax.
(2)	Retained earnings for the nine months ended September 30, 2009 includes actuarial losses of $64 million, net of tax.
(3)
On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of Thomson Reuters Corporation common shares in connection with unification of the dual listed company (“DLC”) structure. Following unification, stated share capital includes common and preference share capital. See note 15 for additional information.

The related notes form an integral part of these consolidated financial statements.

THOMSON REUTERS CORPORATION
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Business description and basis of preparation

General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX.

Basis of preparation
The unaudited consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2009, except as described in note 2. The interim financial statements are in compliance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 2 of the Company’s consolidated financial statements for the year ended December 31, 2009. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2009, which are included in the Company’s 2009 annual report.

References to “$” are to U.S. dollars and references to “C$” are to Canadian dollars.

Note 2: Changes in accounting policies

Pronouncements effective January 1, 2010

IAS 21, The Effects of Changes in Foreign Exchange Rates
Effective January 1, 2010, the Company adopted an amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates, as a consequential amendment of IAS 27 (2008), Consolidated and Separate Financial Statements. The amendment requires that accumulated foreign exchange differences are reclassified from equity to the income statement upon loss of control, significant influence or joint control of an entity. Additionally, the amendment provides guidance on the reclassification of accumulated foreign exchange differences to the income statement when a partial disposal of an interest in a foreign entity occurs. As a result of this new guidance, the Company no longer reclassifies accumulated foreign exchange differences from equity to the income statement upon settlement of intercompany loan balances when there is no change in the Company’s ownership interest in the subsidiary.

IFRS 3, Revision to IFRS 3, Business Combinations
Effective January 1, 2010, the Company adopted IFRS 3, Revision to IFRS 3, Business Combinations. Most significantly, the revised standard requires:

•	directly attributable transaction costs to be expensed rather than included in the acquisition purchase price;

•	the measurement of contingent consideration at fair value on the acquisition date, with subsequent changes in the fair value recorded through the income statement; and

•	that upon gaining control in a step acquisition, an entity re-measures its existing ownership interest to fair value through the income statement.

The revised standard did not have a material impact on the Company’s business combination-related activity for the nine months ended September 30, 2010.

Certain other interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010 or later periods. There was no material impact to the Company’s net earnings or financial position as at and for the nine months ended September 30, 2010 as a result of adopting these pronouncements. See note 3 of the Company’s consolidated financial statements for the year ended December 31, 2009 for additional information.

Pronouncements effective January 1, 2011
Certain pronouncements were issued by the IASB or IFRIC that are mandatory for accounting periods beginning after January 1, 2011 or later periods. Many of these updates are not applicable or are not consequential to the Company and have been excluded from the table below. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

Improvements to IFRS
The IASB’s improvements to IFRS contain 7 amendments that result in accounting changes for presentation, recognition or measurement purposes. The effective date for all of the amendments is January 1, 2011 although early application is permitted. Transitional requirements are set out on a standard by standard basis.

The most significant features of the IASB’s annual improvements project published in May 2010 are included under the specific revisions to standards discussed below.
IFRS 3	Revision to IFRS 3, Business Combinations
Clarification on the following areas:

•      contingent consideration arrangements arising from business combinations with acquisition dates preceding the application of the new IFRS 3 (as revised in 2008) should continue to be accounted for in accordance with the previous IFRS 3 (as issued in 2004).

•      the choice of measuring non-controlling interests at fair value or at the proportionate share of the acquiree’s net assets applies only to instruments that represent present ownership interests and entitle their holders to a proportionate share of the net assets in the event of liquidation. All other components of non-controlling interest are measured at fair value unless another measurement basis is required by IFRS.

•      application guidance relating to the accounting for share-based payments in IFRS 3 applies to all share-based payment transactions that are part of a business combination, including un-replaced awards (i.e., unexpired awards over acquiree shares that remain outstanding rather than being replaced by the acquirer) and voluntarily replaced share-based payment awards.

IFRS 7	Amendment to IFRS 7, Financial Instruments: Disclosure	Multiple clarifications related to the disclosure of financial instruments.
IAS 1	Amendment to IAS 1, Presentation of financial statements	Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.
IAS 27	Amendment to IAS 27, Consolidated and Separate Financial Statements
The 2008 revisions to this standard resulted in consequential amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates, IAS 28, Investments in Associates, and IAS 31, Interests in Joint Ventures. IAS 27 now provides that these amendments are to be applied prospectively.

IAS 34	Amendment to IAS 34, Interim Financial Reporting
The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.

Note 3: Segment information

The Company provides intelligent information to businesses and professionals. Its offerings combine industry expertise with innovative technology to deliver critical information to decision makers.

The Company is organized in two divisions: Markets, which consists of financial and media businesses, and Professional, which is comprised of the Legal, Tax & Accounting, and Healthcare & Science segments. The reportable segments are strategic business groups that offer products and services to target markets, as described below. The accounting policies applied by the segments are the same as those applied by the Company.

Legal
The Legal segment provides critical information, decision support tools and services to legal, intellectual property, compliance, business and government professionals throughout the world. The Legal segment offers a broad range of products and services that utilize its electronic databases of legal, regulatory and business information.

Tax & Accounting
The Tax & Accounting segment provides technology and information solutions, as well as integrated tax compliance software and services, to accounting, tax and corporate finance professionals in accounting firms, corporations, law firms and government.

Healthcare & Science
The Healthcare & Science segment provides information, tools, analytics and decision support solutions that help organizations improve healthcare efficiency and quality and speed scientific discovery.

Markets
The Markets segment serves financial services and corporate professionals globally, with Reuters Media serving a broader professional and consumer media market. The Markets segment delivers intelligent information, supporting technology and infrastructure to a diverse set of customers. These solutions are designed to help its customers generate superior returns, improve risk management, increase access to liquidity and create efficient, reliable infrastructures in increasingly global, electronic and multi-asset class markets.

	Three months ended September 30, 2010		Three months ended September 30, 2009
Reportable segments	Revenues	Segment Operating Profit	Revenues	Segment Operating Profit
Legal	945	287	917	305
Tax & Accounting	244	39	225	36
Healthcare & Science	220	50	217	43
Professional	1,409	376	1,359	384

Markets	1,849	359	1,859	369
Segment totals	3,258	735	3,218	753
Corporate & Other (1)	-	(259)	-	(244)
Eliminations	(2)	-	(2)	-
Total	3,256	476	3,216	509

	Nine months ended September 30, 2010		Nine months ended September 30, 2009
Reportable segments	Revenues	Segment Operating Profit	Revenues	Segment Operating Profit
Legal	2,706	803	2,683	887
Tax & Accounting	749	106	695	113
Healthcare & Science	643	142	646	121
Professional	4,098	1,051	4,024	1,121

Markets	5,520	1,001	5,621	1,130
Segment totals	9,618	2,052	9,645	2,251
Corporate & Other (1)	-	(526)	-	(648)
Eliminations	(6)	-	(5)	-
Total	9,612	1,526	9,640	1,603

(1)	Corporate & Other operating profit includes corporate expenses, certain share-based compensation costs, certain fair value adjustments and integration programs expenses.

In accordance with IFRS 8, Operating Segments, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit to measure the operating performance of its segments. The costs of centralized support services such as technology, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures. Segment operating profit is defined as operating profit before (i) amortization of other intangible assets; (ii) other operating gains and losses; and (iii) asset impairment charges. Management uses this measure because amortization of other intangible assets, other operating gains and losses and asset impairment charges are not considered to be controllable operating activities for purposes of assessing the current performance of the segments. While in accordance with IFRS, the Company’s definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated income statement. Amounts below operating profit are not allocated to the segments.

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Segment operating profit	476	509	1,526	1,603
Amortization of other intangible assets	(138)	(124)	(399)	(367)
Other operating gains (losses), net	18	(7)	(15)	(7)
Operating profit	356	378	1,112	1,229

Note 4: Seasonality

The Company’s consolidated revenues and operating profits do not tend to be significantly impacted by seasonality as it records a large portion of its revenues ratably over a contract term and its costs, excluding integration programs expenses, are generally incurred evenly throughout the year. However, non-recurring revenues can cause changes in the Company’s performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

Note 5: Operating expenses

The components of operating expenses include the following:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Salaries, commission and allowances	1,212	1,136	3,566	3,437
Share-based payments	16	17	76	74
Post-employment benefits	51	59	156	170
Total staff costs	1,279	1,212	3,798	3,681
Goods and services (1)	617	637	1,892	1,864
Data	261	269	744	778
Telecommunications	156	165	468	456
Real estate	118	114	345	349
Fair value adjustments (2)	102	47	75	135
Total operating expenses	2,533	2,444	7,322	7,263

(1)	Goods and services include professional fees, consulting services, contractors, technology-related expenses, selling and marketing, and other general and administrative costs.
(2)	Fair value adjustments primarily represent the impact from embedded derivatives.

In 2008, the Company commenced integration programs directed at integrating the acquired Reuters business with the Thomson Financial business and capturing cost synergies across the new organization, including shared services and corporate functions. The Company also incurred expenses for legacy transformational initiatives pursued prior to the acquisition. Because these are corporate initiatives, incremental expenses directed at capturing cost savings are reported within the Corporate & Other segment. The various initiatives are expected to be completed in 2011. The Company will continue to incur restructuring costs, including severance and losses on lease terminations and other cancellations of contracts, until the various initiatives are completed.

The total expenses incurred for the integration programs were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Integration programs expenses	103	148	290	343

The costs incurred primarily related to severance, consulting expenses and technology initiatives, as well as branding expenses in the 2009 periods. Severance costs were included within the “Salaries, commissions and allowances” component of “Operating expenses”. Consulting, branding and technology-related expenses were included within the “Goods and services” component of “Operating expenses”.

Note 6: Other operating gains (losses), net

Other operating gains, net, were $18 million for three months ended September 30, 2010 and other operating losses, net, were $15 million for the nine months ended September 30, 2010. The three and nine-month results reflected gains from the sale of certain investments previously classified as available for sale. The nine-month period also reflected a settlement in connection with a vendor dispute.

Other operating losses for the three and nine months ended September 30, 2009 were primarily comprised of a loss on the sale of PDR (Physician's Desk Reference), which was formerly part of the Healthcare & Science segment.

Note 7: Finance costs, net

The components of finance costs, net, include interest (expense) income and other finance income (costs) as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Interest expense:
Debt	(106)	(119)	(322)	(339)
Derivative financial instruments - hedging activities	13	16	40	32
Other	(10)	(29)	(21)	(32)
Fair value gains (losses) on financial instruments:
Debt	2	1	22	10
Cash flow hedges, transfer from equity	66	177	42	287
Fair value hedges	92	81	(41)	114
Net foreign exchange gains (losses) on debt	(160)	(259)	(23)	(411)
	(103)	(132)	(303)	(339)

Interest income	4	10	16	17
Net interest expense	(99)	(122)	(287)	(322)

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net gains (losses) due to changes in foreign currency exchange rates	75	27	83	(10)
Net (losses) gains on derivative instruments	(39)	1	(11)	(18)
Losses from redemption of debt securities	-	(35)	(62)	(35)
Other	8	-	10	(1)
Other finance income (costs)	44	(7)	20	(64)

Net gains (losses) due to changes in foreign currency exchange rates
In the periods presented, net gains or net losses were realized from changes in foreign currency exchange rates on certain intercompany funding arrangements. Foreign currency gains and losses on intercompany arrangements are recognized in earnings when such arrangements are not considered permanent in nature.

Net (losses) gains on derivative instruments
Net (losses) or net gains on derivative instruments were principally comprised of amounts relating to freestanding derivative instruments.

Losses from redemption of debt securities
These amounts represent losses incurred in connection with the early redemption of debt securities announced in March 2010 and September 2009. The losses primarily represent premiums paid for early extinguishment. See note 11 for additional information.

Note 8: Other non-operating charge

In conjunction with the recognition of tax losses that had been acquired in a business combination, the Company recorded a $326 million reduction to goodwill for the three and nine months ended September 30, 2009. The reduction to goodwill was recorded as expense below operating profit because the accounting adjustment was not reflective of the Company’s core operating results. This amount was offset by an equivalent income tax benefit, such that there was no net impact on earnings from this adjustment. See note 9 for additional information.

Note 9: Taxation

Tax (expense) benefit for the three and nine months ended September 30, 2010 and 2009 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts the Company’s interim period effective tax rate. Additionally, the three and nine months ended September 30, 2009 included the following items:

•
A $326 million tax benefit for capital losses acquired in a business combination in anticipation of an intercompany sale of assets that subsequently occurred in December 2009. There was no cash impact from the transaction as the sale was completed in a tax free manner by utilizing these previously unrecognized tax losses; and

•
A $30 million tax benefit for intercompany interest payments not previously considered to be deductible for tax purposes. The recognition of the benefit was a result of negotiations with tax authorities.

Note 10: Earnings per share

Basic earnings per share was calculated by dividing earnings attributable to common shares less dividends declared on preference shares by the sum of the weighted average number of shares outstanding during the period plus vested deferred share units (“DSUs”) and vested equity-based performance restricted share units (“PRSUs”). DSUs represent the amount of common shares that certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per share were calculated using the denominator of the basic calculation described above, adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the period; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the year. Other securities are comprised of unvested time-based restricted share units.

Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are consolidated net earnings reduced by (1) earnings attributable to non-controlling interests and (2) dividends declared on preference shares as presented below:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Net earnings	277	167	708	685
Less: Earnings attributable to non-controlling interests	(9)	(5)	(23)	(18)
Dividends declared on preference shares	(1)	(1)	(2)	(2)
Earnings used in consolidated earnings per share	267	161	683	665
Less: Earnings from discontinued operations, net of tax	(6)	(11)	-	(17)
Earnings used in earnings per share from continuing operations	261	150	683	648

Earnings used in determining earnings per share from discontinued operations are the earnings from discontinued operations as reported within the income statement.

The weighted average number of shares outstanding, as well as a reconciliation of the weighted average number of shares outstanding used in the basic earnings per share computation to the weighted average number of shares outstanding used in the diluted earnings per share computation, is presented below:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Weighted average number of shares outstanding	831,745,756	829,022,962	831,033,982	828,458,440
Vested DSUs and PRSUs	1,062,826	695,365	860,103	578,970
Basic	832,808,582	829,718,327	831,894,085	829,037,410
Effect of stock and other incentive plans	4,010,766	7,758,794	4,012,505	7,060,792
Diluted	836,819,348	837,477,121	835,906,590	836,098,202

Note 11: Financial instruments

Financial assets and liabilities
Financial assets and liabilities in the statement of financial position were as follows:

September 30, 2010	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,158	-	-	-	-	1,158
Trade and other receivables	1,685	-	-	-	-	1,685
Other financial assets – current	26	15	20	-	-	61
Other financial assets – non-current	160	-	199	15	-	374
Current indebtedness	-	-	-	-	(1,308)	(1,308)
Trade payables (see note 13)	-	-	-	-	(300)	(300)
Accruals (see note 13)	-	-	-	-	(1,643)	(1,643)
Other financial liabilities – current	-	(89)	(63)	-	(13)	(165)
Long term indebtedness	-	-	-	-	(6,792)	(6,792)
Other financial liabilities – non current	-	-	(54)	-	-	(54)
Total	3,029	(74)	102	15	(10,056)	(6,984)

December 31, 2009	Cash, loans and receivables	Assets/ (liabilities) at fair value through earnings	Derivatives used for hedging	Available for sale	Other financial liabilities	Total
Cash and cash equivalents	1,111	-	-	-	-	1,111
Trade and other receivables	1,742	-	-	-	-	1,742
Other financial assets – current	44	12	20	-	-	76
Other financial assets – non-current	163	-	199	21	-	383
Current indebtedness	-	-	-	-	(782)	(782)
Trade payables (see note 13)	-	-	-	-	(422)	(422)
Accruals (see note 13)	-	-	-	-	(1,685)	(1,685)
Other financial liabilities – current	-	(26)	(41)	-	(25)	(92)
Long term indebtedness	-	-	-	-	(6,821)	(6,821)
Other financial liabilities – non current	-	-	(42)	-	-	(42)
Total	3,060	(14)	136	21	(9,735)	(6,532)

Debt-related activity
Nine months ended September 30, 2010
In March and April 2010, the Company repurchased its $700 million principal amount of outstanding 6.20% notes due January 2012. The repurchase of all the notes was funded by the net proceeds from the March 2010 issuance of $500 million principal amount of 5.85% notes due 2040 and from available cash resources.

In September 2010, the Company issued C$750 million principal amount of 4.35% notes due 2020. Upon completion of this offering, the Company entered into fixed-to-fixed cross-currency swap agreements which converted the notes to $731 million principal amount at an interest rate of 3.91%. These swaps were designated as cash flow hedges.

The Company has issued approximately $2.3 billion principal amount of debt securities under its existing debt shelf prospectus, which expires in January 2011. Approximately $0.7 billion of additional debt securities may be issued under the prospectus.

The Company maintains a $2.5 billion unsecured revolving credit facility that expires in August 2012. The facility may be used to provide liquidity in connection with the Company’s commercial paper program and for general corporate purposes. In June 2010, the Company borrowed and repaid $147 million under the revolving credit facility. There were no amounts drawn against this credit facility as of September 30, 2010.

Nine months ended September 30, 2009
In March 2009, the Company issued C$750 million principal amount of 6.0% notes due in March 2016. Upon completion of this offering, the Company entered into two fixed-to-fixed cross-currency swap agreements which converted the notes to $610 million principal amount at an interest rate of 6.915%. These swaps were designated as cash flow hedges. The net proceeds from this issuance were used to repay the following notes upon their maturity:

•	C$250 million principal amount of 4.5% notes, in June 2009;

•	$200 million principal amount of 4.25% notes, in August 2009; and

•	C$300 million principal amount of 4.35% notes, in December 2009.

In September 2009, the Company issued $500 million principal amount of 4.7% notes due in October 2019. The proceeds from this offering, in conjunction with other available cash, were used to finance the following redemptions of debt securities, prior to their scheduled maturity, in October 2009:

•	$75 million principal amount of 7.74% notes due 2010;

•	$250 million principal amount of 4.75% notes due 2010; and

•	C$400 million 6.85% medium term notes due 2011.

Foreign exchange risk management
The Company’s operations are diverse and global in nature and therefore expose it to foreign exchange risk related to cash flows in currencies other than the U.S. dollar, in particular to the British pound sterling and the Euro.

In 2010, the Company implemented a program to mitigate its foreign exchange exposure by entering into a series of foreign exchange contracts to purchase or sell certain currencies in the future at fixed amounts. These instruments have not been designated as hedges for accounting purposes. As such, losses of $32 million and $4 million reflecting the change in the fair value of these contracts were recorded within “Other finance income (costs)” in the income statement for the three and nine months ended September 30, 2010, respectively. The cumulative notional amounts of contracts outstanding at September 30, 2010 were $385 million to sell Euros, $227 million to buy British pounds sterling and $110 million to sell Japanese yen. These arrangements settle at various dates over the next 12 months and represent a net liability at fair value of $10 million at September 30, 2010, which was included within “Other financial assets – current” and “Other financial liabilities-current” in the statement of financial position. See note 20 of the Company’s 2009 annual financial statements for additional information.

Note 12: Other non-current assets

	September 30, 2010	December 31, 2009
Net defined benefit plan surpluses	52	64
Cash surrender value of life insurance policies	272	259
Investments in equity method investees	320	298
Other non-current assets	27	28
Total other non-current assets	671	649

Note 13: Payables, accruals and provisions

	September 30, 2010	December 31, 2009
Trade payables	300	422
Accruals	1,643	1,685
Provisions	184	277
Other current liabilities	257	267
Total payables, accruals and provisions	2,384	2,651

Note 14: Provisions and other non-current liabilities

	September 30, 2010	December 31, 2009
Net defined benefit plan obligations	1,045	833
Deferred compensation and employee incentives	198	192
Provisions	150	144
Unfavorable contract liability	228	290
Uncertain tax positions	431	332
Other non-current liabilities	99	87
Total provisions and other non-current liabilities	2,151	1,878

Net defined benefit plan obligations increased due to lower discount rates applied to benefit obligations, which more than offset increases in the fair values of plan assets.

Note 15: Capital

In September 2009, Thomson Reuters completed the unification of its DLC structure that it previously operated under from April 2008 with shareholders in two listed entities, the Company and Thomson Reuters PLC. As a result of the unification, the Company is now the sole parent company. Unification had no impact on the number of shares outstanding, as Thomson Reuters PLC ordinary shares and Thomson Reuters PLC American Depositary Shares were exchanged for an equivalent number of common shares of the Company. Additionally, unification had no impact on total capital as the carrying values of the then outstanding Thomson Reuters PLC stated share capital and contributed surplus were transferred into the stated share capital of the Company.

In March 2010, the Company completed an intercompany reorganization that included the amalgamation of the Company and Thomson Reuters UK Limited (formerly known as Thomson Reuters PLC), which had become a wholly owned subsidiary of the Company upon unification. This placed creditors of the Company in the same position that they would have been in had Thomson Reuters previously operated under a single parent company structure. These changes in corporate structure had no impact on the Company’s global businesses, operations, strategy, financial position and employees.

Normal course issuer bid (“NCIB”) renewal
In May 2010, the Company renewed its NCIB share repurchase facility for an additional 12-month period. Under the NCIB, up to 15 million common shares (representing less than 2% of the total outstanding shares) may be repurchased in open market transactions on the TSX or the NYSE between May 13, 2010 and May 12, 2011.

Although the Company has not repurchased any shares since 2008, it may buy back shares (and subsequently cancel them) from time to time as part of its capital management strategy.

Dividends
Dividends are declared in U.S. dollars. Details of dividends declared per share are as follows:

(U.S. per share amounts)	Three months ended September 30,		Nine months ended September 30,
Dividends declared per share	2010	2009	2010	2009
Thomson Reuters Corporation common shares	$0.29	$0.28	$0.87	$0.84
Thomson Reuters PLC ordinary shares (1)	-	$0.28	-	$0.84

(1)	On September 10, 2009, all Thomson Reuters PLC ordinary shares were exchanged for an equivalent number of common shares of the Company in connection with the unification of the DLC structure.

In the statement of cash flow, dividends paid on shares are shown net of amounts reinvested through the Company’s dividend reinvestment plan. Details of dividend reinvestment are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Dividend reinvestment	9	4	29	12

Note 16: Supplemental cash flow information

Details of “Other” in the statement of cash flow are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Non-cash employee benefit charges	46	56	157	161
Net (gains) losses on foreign exchange and derivative financial instruments	(45)	(29)	(86)	16
Losses from redemption of debt securities	-	35	62	35
Other	3	20	122	58
	4	82	255	270

Other is primarily comprised of movements in non-current liabilities.

Details of “Changes in working capital and other items” are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Trade and other receivables	(18)	28	38	128
Prepaid expenses and other current assets	(29)	(18)	(50)	19
Other financial assets	6	8	20	17
Payables, accruals and provisions	(25)	(38)	(270)	(314)
Deferred revenue	(150)	(163)	(80)	(219)
Other financial liabilities	(6)	(8)	(11)	(18)
Income taxes	(22)	77	(36)	173
Other	(22)	(9)	(141)	(117)
	(266)	(123)	(530)	(331)

Note 17: Acquisitions

Acquisitions primarily relate to the purchase of business that contain information, products or services that are integrated into existing operations to broaden the range of offerings to customers and to extend the Company’s presence in global markets. The number of acquisitions completed during the three and nine months ended September 30, 2010 and 2009 and the related cash consideration were as follows:

	Three months ended September 30,		Nine months ended September 30,
Number of transactions	2010	2009	2010	2009
Businesses and identifiable intangible assets acquired	8	9	17	22
Investments in businesses	-	-	1	-
	8	9	18	22

	Three months ended September 30,		Nine months ended September 30,
Cash consideration	2010	2009	2010	2009
Businesses and identifiable intangible assets acquired	99	52	560	96
Investments in businesses	1	1	18	2
	100	53	578	98

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. The details of net assets acquired were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009
Cash and cash equivalents	1	-	12	1
Trade and other receivables	7	3	30	5
Prepaid expenses and other current assets	3	-	29	1
Current assets	11	3	71	7
Computer hardware and other property, net	-	1	2	1
Computer software, net	6	10	39	18
Other identifiable intangible assets	61	20	220	49
Other non-current assets	1	2	1	3
Total assets	79	36	333	78
Payables, accruals and provisions	(3)	(4)	(25)	(7)
Deferred revenue	(6)	(5)	(35)	(8)
Current liabilities	(9)	(9)	(60)	(15)
Provisions and other non-current liabilities	-	-	(5)	-
Deferred tax	-	-	(42)	-
Total liabilities	(9)	(9)	(107)	(15)
Net assets acquired	70	27	226	63
Goodwill	30	25	346	34
Total	100	52	572	97

The excess of the purchase price over the net tangible and identifiable intangible assets and assumed liabilities was recorded as goodwill and reflects the synergies and the value of the acquired workforce. The majority of acquired goodwill is not expected to be deductible for tax purposes.

The following provides a brief description of major acquisitions completed during 2010:

Date	Company	Acquiring segment	Description
August 2010	Canada Law Book	Legal	A leading Canadian legal publisher
June 2010	Complinet	Legal	A provider of global compliance information solutions for financial services institutions and their advisers
June 2010	Point Carbon	Markets	A provider of essential trading analytics, news and content for the energy and environmental markets
May 2010	Revista dos Tribunais	Legal	A leading Brazilian legal publisher

As acquired businesses are integrated into the Company’s operations, it is impractical to separately disclose revenue and operating profit contributed by these businesses after acquisition.

Note 18: Contingencies

Lawsuits and legal claims
In November 2009, the European Commission initiated an investigation relating to the use of the Company’s Reuters Instrument Codes (“RIC symbols”), which is at a preliminary stage. RIC symbols help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities). The Company has responded to the Commission’s questionnaires and is fully cooperating with the investigation. The Company does not believe that it has engaged in any anti-competitive activity related to RIC symbols.

In October 2010, the Company entered into a settlement agreement related to the Stetson lawsuit involving its BAR/BRI business and Kaplan Inc. that alleged violations of antitrust law. The Company’s part of the settlement is approximately $5 million. The settlement is subject to approval of the U.S. District Court for the Central District of California.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk with respect to tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company regularly assesses the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by, or litigation with, the relevant taxing authorities.

In April 2008, upon the completion of a routine tax audit for the years 2003 to 2005, the Internal Revenue Service (“IRS”) notified the Company that it would challenge certain positions taken on its tax returns. Since notification, the Company has held ongoing discussions with the IRS relative to this challenge. The Company disagrees with the IRS position. Given that this challenge has not been resolved through the IRS administrative appeals process, the Company intends to initiate action in the United States Tax Court to contest the challenge. While the Company expects to initiate court action in the fourth quarter of 2010, it is likely to take multiple years to resolve the case. In June 2010, the IRS indicated it will challenge positions taken in the Company’s tax returns for the years 2006 and 2007 as well. If the IRS prevailed in all of these challenges, which the Company believes is unlikely, it is estimated that the tax, penalties and interest, net of federal tax relief, relative to the issues subject to these challenges would be approximately $500 million. Because the Company believes that its positions are supported by the weight of law, it does not believe that the resolution of these matters will have a material adverse effect on the Company’s financial statements. The Company is vigorously defending its positions.

Note 19: Related party transactions

As of September 30, 2010, The Woodbridge Company Limited (“Woodbridge”) beneficially owned approximately 55% of the Company’s shares.

Transactions with Woodbridge
From time to time, in the normal course of business, Woodbridge and certain of its affiliates purchase some of the Company’s product and service offerings. These transactions are negotiated at arm’s length on standard terms, including price, and are not significant to the Company’s results of operations or financial condition either individually or in the aggregate.

In the normal course of business, certain of the Company’s subsidiaries charge a Woodbridge-owned company fees for various administrative services. The total amount charged to Woodbridge for these services was approximately $360,000 for the year ended December 31, 2009.

The Company purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company’s captive insurance subsidiary. Woodbridge is included in these programs and pays the Company a premium commensurate with its exposures. These premiums were approximately $73,000 for the year ended December 31, 2009, which would approximate the premium charged by a third party insurer for such coverage.

The Company maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by the Company’s current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. The Company was required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, the Company replaced this agreement with a conventional insurance agreement. The Company is entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

Transactions with affiliates and joint ventures
The Company enters into transactions with its investments in affiliates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

The Company and The Depository Trust & Clearing Corporation (“DTCC”) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays the Company for use of a facility and technology and other services. For the nine months ended September 30, 2010, these services were valued at approximately $7 million.

The Company and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. The Company provides the joint venture with technology and other services, which were valued at approximately $1 million for the nine months ended September 30, 2010.

The Company’s Tradeweb Markets business provides services, including use of its trading platform and various back office functions, to Tradeweb New Markets, in which it has a 20% ownership stake. The Company recognized revenues of approximately $14 million related to these services for the nine months ended September 30, 2010. See note 20 for additional information.

The Company has a lease agreement with 3XSQ Associates for a facility located at 3 Times Square in New York, New York, which serves as its corporate headquarters and as a Markets division operating location. 3XSQ Associates, which is an entity owned by Thomson Reuters and Rudin Times Square Associates LLC, was formed to build and operate the 3 Times Square property. The Company follows the equity method of accounting for its investment in 3XSQ Associates. The lease provides the Company with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. The Company’s costs related to 3XSQ Associates for the nine months ended September 30, 2010 were approximately $28 million for rent, taxes and other expenses.

Other transactions
In February 2010, the Company acquired Super Lawyers from an entity controlled by Vance Opperman, one of the Company’s directors, for approximately $15 million. The acquisition helps expand FindLaw’s product offerings. Mr. Opperman’s son was the CEO of the acquired business and agreed to stay on with the business through a transition period which concluded in the third quarter of 2010. The Company’s board of directors reviewed and approved the transaction. Mr. Opperman refrained from deliberating and voting on the matter.

In February 2005, the Company entered into a contract with Hewitt Associates Inc., now Aon Hewitt (“Aon Hewitt”) to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the current contract terms, the Company expects to pay Aon Hewitt an aggregate of approximately $150 million over a 10-year period ending in 2015. In 2009, the Company paid Aon Hewitt $8 million for its services. Steven A. Denning, one of the Company’s directors and chairman of the board’s Human Resources Committee, was a director of Aon Hewitt until February 2009. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on any matters relating to Aon Hewitt by the Human Resources Committee and the board of directors.

See note 32 in the Company’s consolidated financial statements for the year ended December 31, 2009 for additional information.

Note 20: Subsequent events

Tradeweb Partnership
In January 2008, the Company formed a partnership with a consortium of global securities dealers (the “Consortium”) to further expand Tradeweb, its over-the-counter, multi-asset class, online marketplace that is within the Markets division. Tradeweb was structured as two separate entities, Tradeweb Markets (“TWM”) and Tradeweb New Markets (“TWNM”), in which the Company had ownership interests of approximately 85% and 20%, respectively, with the remaining interests owned by the Consortium. On November 1, 2010, in order to better position the businesses for long-term growth opportunities, the two entities completed a merger to form a single Tradeweb entity. Upon completion of the merger, the Company owns the majority of the equity interests of Tradeweb and the Consortium holds a non-controlling interest.

The merging of the two entities will be accounted for as an acquisition of TWNM by TWM, whereby the Company will be considered to have exchanged a portion of its interest in TWM, for a portion of the Consortium’s interests in TWNM. If Tradeweb achieves certain performance milestones in 2011 and 2012, the former owners of TWNM will receive additional equity interests in Tradeweb that would increase the proportion of the Consortium’s non-controlling equity interests in Tradeweb.

At this time, an independent valuation, which is required to complete the accounting for the acquisition, is in process. Therefore, it is impracticable to provide further disclosures in accordance with IFRS 3R, Business Combinations. Once this is completed, the Company will allocate the fair value to the individual assets and liabilities acquired, and will re-measure its pre-acquisition investment in TWNM. The re-measurement is expected to result in a gain, which will be recorded in the fourth quarter of 2010.

See note 31 of the Company’s 2009 financial statements for additional information on the Tradeweb partnership.

Related Party Transaction
Acquisition of Serengeti
In October 2010, the Company acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of the Company’s directors, may have the right to receive 10% of the purchase consideration paid by the Company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.